Exhibit 99.2 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Aaron Erter
Date of last notice	6 November 2025

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	21 November 2025
No. of securities held prior to change
Ordinary shares:
75,838

ROCE RSUs:
181,886 representing:
•92,265 ROCE RSUs with a vesting date of 17/08/26
•89,621 ROCE RSUs with a vesting date of 17/08/27

TSR RSUs:
495,358 representing:
•137,718 TSR RSUs with a vesting date of 17/08/26
•137,865 TSR RSUs with a vesting date of 17/08/27
•219,775 TSR RSUs with a vesting date of 17/08/28

Options:
269,221 with a vesting date of 3/11/2025

Class	Ordinary shares
Number acquired	$27,000.00
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD $506,520

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

No. of securities held after change
Ordinary shares:
102,838

ROCE RSUs:
181,886 representing:
•92,265 ROCE RSUs with a vesting date of 17/08/26
•89,621 ROCE RSUs with a vesting date of 17/08/27

TSR RSUs:
495,358 representing:
•137,718 TSR RSUs with a vesting date of 17/08/26
•137,865 TSR RSUs with a vesting date of 17/08/27
•219,775 TSR RSUs with a vesting date of 17/08/2028

Options:
269,221 with a vesting date of 3/11/2025

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of ordinary shares

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior-written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 3